CARRICK GOLD LIMITED
ACN 105 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Carrick's Gold Resource Up by over 30% to 3Moz

5th February 2007

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF

Prices as at 2nd February 2007

Gold price	US$645/oz
Carrick Gold Shares	AU$1.17

Total resource at Lindsays and Kapini Projects upgraded to 31.6M tonnes for 3M gold oz.

(Former CRK Total Resource: 28.38M tonnes for 2.25 gold oz)

Australian gold company Carrick Gold Limited (ASX:CRK) is pleased to announce that it has raised its total JORC compliant resource for Lindsays (see Figure 1) and Kalpini gold projects, located in the North Eastern Goldfields of Western Australia, by more than 30 per cent to in excess of 3 million gold ounces (see Table A).

A successful drill campaign at Lindsays and Kalpini during November and December revealed a total resource of

31.6M tonnes @ 2.97g/t gold for 3,000,299oz of gold


Lindsays Project
Richfield Prospect
Parrot Feathers
Nook Prospect
West Prospect
South Prospect
Eastern Structure
Central Structure
Western Structure
LEGEND
Gold Structures
Dolerite
Basalt
Granite/granodiorite
Porphyry
Sediment
0
250
500
1000

Figure 1: Lindsays Project - Gold Mineralised Structural Trends

The Lindsays resource, which is located approximately 50 kilometres north east of Kalgoorlie with a strike distance of more than 1.74 km, is open-ended to the north and south and continues at depth. Significant continuity of mineralisation to the north has been increased with a drill intersection of 7m @ 5.13g/t on the northern most drill traverse (see ASX announcement dated January 10, 2007).

Carrick Gold Project Manager Bevan Jaggard said the upgrade would be independently audited by consultants.

The Lindsays resource was calculated using 20 and 10 metre drill sections between local north grid coordinates of 47060N and 48740N with an 80 metre extrapolation to the north and south. Resource polygons have been wire-framed manually using computer software from which areas and average grades (arithmetic mean) have been determined. A lower cutoff grade of 0.5g/t has been applied, although minor zones of internal dilution and anomalous alteration selvages above 0.3g/t have been included.

Resource blocks have been extrapolated halfway between drill holes and drill sections both along strike and down dip and, with good continuity between sections indicated, resource blocks have been extended 80 metres past end drill holes. A bulk density of 2.7 has been applied as a median of previous determinations.

The level of confidence in upgrading the resource between the Nook Prospect and the Trial Pit has risen with the recent auger drilling results. It is strongly anticipated that a significant percentage of the present inferred tonnage will be drill indicated and of a higher grade with further drilling.

Reverse circulation percussion drilling is continuing on the Central Structure 400 metres west of the Eastern Structure and is the focus of the recent resource upgrade. Results from the four metre composite samples and a replication of the Parrot Feathers geology suggest a further significant increase in the total resource.

For more information:
Bevan Jaggard
Project Manager, Carrick Gold Limited
Ph: +618 9225 5544

Ainslie Chandler
Professional Public Relations (WA)
Ph: +618 9386 0944

Website: **www.carrickgold.com**

CARRICK GOLD LIMITED
ACN 100 435 354
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

TABLE A: CARRICK GOLD LIMITED RESOURCE STATEMENT

LINDSAYS PROJECT			
	TONNES	**GRADE**	**OUNCES**
MEASURED	362,340	3.45	40,065
INDICATED	7,977,636	2.42	620,222
INFERRED	20,582,316	3.18	2,097,812
LINDSAYS TOTAL	**28,922,292**	**2.97**	**2,758,099**
KALPINI PROJECT			
KALPINI TOTAL	**2,700,000**	**2.8**	**242,200**
TOTAL (Lindsays + Kalpini)	**31,622,292**	**2.96**	**3,000,299**

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary